
07020651

COSL



China Oilfield Services Limited

Long Term Strategic Guidance

January 2007



COSL

The information contained in our presentation is intended solely for your personal reference. In addition, such information contains projections and forward-looking statements that reflect the Company's current views with respect to future events and financial performance. These views are based on assumptions subject to various risks. No assurance can be given that future events will occur, that projections will be achieved, or that the Company's assumptions are correct. Actual results may differ materially from those projected.

Agenda

1. Unique COSL
2. 4-Y Post IPO Review
3. Outlook and Strategies

1 The Unique COSL

COSL Unique

- The 1st listed integrated oilfield service company in Asia
- One of the very few integrated oilfield services companies in the world
- All-round services spanning across Exploration, development and production phases of oil and gas
- Leading position in the PRC market
- Remarkable performance among international peers

COSL International

- Over 30 years of experiences in serving international oil companies
- Formed 7 joint-venture companies
- 11 years of experience in overseas operations
- Maintains the highest standard of QHSE

COSL Corp. Governance

- Stable, pragmatic, honest and credible; established a sound corporate governance structure
- Management team-over 20 years industry experiences , pledged to maximize values for shareholders
- Strong sense of social responsibility; creates win-win situation for shareholders, customers, employees and partners

Full-Round Services Chain



Geophysical
Drilling
Well services
Marine support & transportation
Geophysical
Drilling
Well services
Marine support & transportation
duction
Well services
Marine support & transportation
Drilling

COSL provide full range oilfield services spanning across E&D&P.

Dominant Position


Offshore China
Beijing
Tianjin
Korea
Bohai Bay
ChevronTexaco
ConocoPhillips
China
East China Sea
Shanghai
Husky Energy
devon
Hong Kong
ConocoPhillips
Eastern South China Sea
Western South China Sea
devon
Philippines

Market Share


90%
60%
30%
0%
>95%
>60%
>70%
>80%
Drilling
Well Services
Marine Support and Trans.
Geophysical
COSL
Others
2006/1H

A Dominant Integrated Oilfield Services Company in China Offshore

Business Segments

Drilling



12 jack-up + 3 semi-sub

Marine support & transportation



68 support vessels + 5 oil tankers + 1 chemical vessel

Revenue breakdown

1H 2006



48%
21%
14%
17%

Well services



Full range of services

Geophysical



7 seismic vessels + 4 survey vessels

COSL

Robust & Stable Financial Growth

- 1H06/1H05, revenue increased 20.7%
- Operating profit & net profit Y-o-Y growth- 42.9%& 20.6% respectively

(RMB mm, except per share data)	2005	1H2005	1H2006	% Change
Revenue	4,789	2,372	2,864	△ 20.7%
EBITDA	1,641	880	1,171	△ 33.0%
Operating Profit	850	484	691	△ 42.9%
Net Profit	821	556	670	△ 20.6%
EBITDA Margin	34.3%	37.1 %	40.9%	
Operating Profit Rate	17.8%	20.4%	24.1%	
Net Profit Rate	17.1%	23.4%	23.4%	
EPS (RMB cents)	20.55	13.91	16.78	

Agenda

1. Unique COSL
2. 4-Y Post IPO Review
3. Outlook and Strategies

II 4-Y Post IPO Review

Highlight I. Realized Shareholder Commitment & Achieved Sustainable Business Growth


Credit
Double-digital growth
ROA & ROE above industry average
Profit growth rate ▷ revenue growth rate
Dominant China Offshore
Regional internationalization
COSL

Solid Track Record

Revenue


RMB mm
CAGR: 20.7%
6000
4000
2000
0
2,726
3,062
3,824
4,789
2002
2003
2004
2005

Net Profit


RMB mm
CAGR: 32.3%
1200
800
400
0
354
466
702
821
2002
2003
2004
2005

Solid Track Record

Total Assets



RMB mm
Asset CAGR: 18%
12000
6000
0
7,957
8,231
9,141
9,664
2002
2003
2004
2005

EPS



RMB cents
CAGR: 17%
30
20
10
0
12.84
11.66
17.56
20.55
2002
2003
2004
2005

Historic CAPEX Record

Highlight II. CAPEX Driven by Strong Demand



3,000
2,000
1,000
0
(RMB mm)
CAGR 43.5 %
764
1,114
1,612
2,253
2,800
719
126
304
2002
2003
2004
2005
2006E
1H 2006A
Drilling
Well
Marine
Geophysical
Drilling
Acquired a 2nd-hand jack-up
Delivered COSL941- 400ft rig,
Constructing COSL942- 400ft rig,
Constructing Liftboat and module rigs
Well Services
Acquired LWD, MWD…
MS&T
Delivered 16 vessels
Acquired a chemical carrier
4 chemical carriers now under construction
Geophysical
Revamped Oriental
Completed construction of a survey vessel
Renovated a six-cable vessel, COSL718

Over RMB 8 billion CAPEX upon to cope with industry development and strong market demand

QHSE System Secures

Highlight III – High-standard QHSE creates better working environment for employees



Excellent Safety Record
(2002-2005)
0.5
0.4
0.3
0.2
0.1
0
0.45
0.22
0.27
0.29
02A
03A
04A
05A

The occurrence of every safety issue per 200,000 man hours equivalent to 1 for the parameter. 1 represents a normal parameter while lower than 0.75 is regarded as excellent.

Successful Overseas Expansion

Highlight IV – Positive trend of customers diversification and market internalization

- Revenue from overseas operations increased from 9% to 20% by the end of 2005
- Continuous efforts in exploring onshore and shallow water oilfield markets
- Operations span across 13 countries and regions
- Breakthrough, solidifies COSL's brand name in overseas markets

Increasing contribution of overseas revenue



700
350
0
205
569
178%
1H 2005
1H 2006

Breakthrough in R&D

Highlight V – Self-developed techniques achieved major breakthroughs


R&D

- Obtained 12 "New Records for Chinese Enterprises" by "Genius"
- Accumulated 101 patent applications and owns 28 patents (including 7 for inventions)
- Test for FCT drilling has passed the national 863 approval
- R&D for ASDD deep-water drilling equipment has been completed and entered pilot test stage
- 2006 Chinese Enterprise crowned for Creating New Records

Capital Market Performance

- ◇ 2002, Best Mid-cap IPO
- ◇ 2003, Selected as one of Asia's Top 10 Companies with Best Corp. Governance by Finance Asia
- ◇ 2003, Accredited with Asia's Top 10 Companies with "The Most Accessible Management"
- ◇ 2003, Accredited as One of the "Best Small Cap Companies" by Euro-Money
- ◇ 2005-07, Consecutively selected as one of S&P 30 Global Picks



中海油田服務 (2883)
06 last trading day: HK$5.4
63%
52%
41%
29%
18%
6%
-5%
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Volume = 4.558K
27.6M

❑ COSL ❑ HSI

Agenda

1. Unique COSL
2. 4-Y Post IPO Review
3. Outlook and Strategies

3 Outlook & Strategies



70's through 81
Spending Boom
81 through 86
Spending Bust
87 through 96
The Doldrums
absorbing excess capacity
96 through
Economic Growth
w/o excess productive capacity
Capital Spending
Global Oil Productive Capacity
Global Oil Demand
2%
Oil Price
$58.52 in January 2006
CAPEX in Billions (2004$)
RAC Crude (2004$)
Oil Demand (mboe/d)
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
100
95
90
85
80
75
70
65
60
55
50
45
40
75
77
79
81
83
85
87
89
91
93
95
97
99
'01
'03
'05
'07
'09

Source: BP Company data

Industry Trend & Challenges



220
200
180
160
140
120
100
80
60
40
90
80
70
60
50
40
30
20
10
0
1971
1974
1977
1980
1983
1986
1989
1992
1995
1998
2001
2004
Capex has maintained up-trend
Oil price experiences a
downward adjustment
Capex (real, $ bn)
WTI (real, $/bbl)

Source: Pareto

Oil price is an important but not the only factor determining oil companies' Capex.

Market Trend & Challenges

COSL - unique positioning & more risk-resistant



Macro environment
Oil price
Politics and other uncertainties
Increased E&P Capex
Sound financial status
Development and promotion of new techniques
Challenges of production capacities
Increasing long-term contracts percentage
Increased demand for natural gas
Strong demand for IOS

New Capability & Working Volume 07

- A total of 15 drilling rigs--COSL941 achieved full year operation and Nanhai VI recorded an increase in operating days;
- Module rig in GOM will commence operation in mid-2007;
- 5 vessels and 3 second-hand vessels from "East-Marine" put into operation;
- 4 chemical carriers completed construction and put into operation;
- COSL718 seismic vessel achieved full year operation, more 3D;
- Increasing projects for well services in oilfield production, wire logging, directional drilling and cementing etc.


Chemical Carrier


Module Rig


COSL718 Seismic Vessel
COSL

Five Key Drivers for COSL

- ❑ Strengthen Capex & Enhance capability
- ❑ Strong demand & Increased working volume
- ❑ Sustainable increase in service price
- ❑ R&D to enhance operation efficiency
- ❑ Multi-channels to further develop

Four Key Strategies

Tailor-made four core development strategies

- Technical-driven
- Cost Competitive
- Integration
- Internationalization



Internationalization as the direction
Technical-driven as the momentum
COSL
Integration as the body
Cost Competitive as the base

Effective Initiatives to Ensure Key Strategies

Conclusion

We Must Do Better

Grasp development opportunities,

Strive up against challenges,

Fight for better results.

www.cosl.com.cn